
10013250


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2010
WASH. D.C.
193
SECTION

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 1-5375

Technitrol, Inc. 401(k) Retirement Savings Plan
(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

INDEX

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accountant

The Compensation Committee of the Board of Directors of Technitrol, Inc.
Technitrol, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Technitrol, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2010

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Receivables and Loans		
Employer contributions	$ -	$ 15,373
Employee contributions	18,780	24,022
Participant loans	252,008	268,860
Total receivables and loans	270,788	308,255
Investments, at fair value:		
Fidelity funds		
Retirement Money Market Portfolio	1,524,465	1,353,633
U.S. Bond Index Fund	-	443,710
Freedom 2000 Fund	124,211	244,357
Freedom 2010 Fund	594,622	541,318
Freedom 2015 Fund	175,907	111,043
Freedom 2020 Fund	879,490	768,290
Freedom 2025 Fund	57,149	83,318
Freedom 2030 Fund	788,978	617,613
Freedom 2035 Fund	43,506	27,919
Freedom 2040 Fund	225,234	156,653
Freedom 2045 Fund	29,599	14,154
Freedom 2050 Fund	15,616	9,765
Freedom Income Fund	113,956	126,179
Blue Chip Growth Fund	1,175,338	851,898
Low-Priced Stock Fund	1,135,377	972,794
Spartan U.S. Equity Index Fund	744,957	595,474
Large Cap Value Fund	760,476	665,297
Diversified International Fund	822,285	698,450
Technitrol, Inc. Common Stock	469,678	335,836
Vanguard Small-Cap Index Fund	540,329	395,106
Vanguard Total Bond Market	534,793	-
American Funds Fundamental Investors Fund Class R5	768,605	629,946
Total investments	11,524,571	9,642,753
Net assets available for plan benefits	$11,795,359	$9,951,008

See accompanying notes to financial statements.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:		
Interest and dividends	$ 219,364	$ 565,935
Contributions:		
Employer	125,551	520,802
Employee	613,414	921,576
Rollover	-	16,602
Net appreciation in fair market value of investments	2,121,491	-
Total additions	3,079,820	2,024,915
Deductions from net assets attributed to:		
Benefits paid to participants	1,223,711	2,480,574
Administrative expenses	11,758	12,532
Net depreciation in fair market value of investments	-	7,006,318
Total deductions	1,235,469	9,499,424
Net increase (decrease) in net assets available for plan benefits	1,844,351	(7,474,509)
Net assets available for plan benefits:		
Beginning of year	9,951,008	17,425,517
End of year	$11,795,359	$ 9,951,008

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Technitrol, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements and leased employees. Employees are eligible to participate in the Plan on the first day of the month following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the lesser of $16,500 in 2009 and $15,500 in 2008, respectively, or 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. This contribution is subject to the limit provided by Section 402 (g) (5) of the Internal Revenue Code. The Company, at its sole discretion, may contribute a matching amount up to 100 percent (100%) of an employee's contribution up to a maximum of 4 percent (4%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2009 and 2008, there were no participant accounts for which participants have been terminated but have not received their requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching contributions made to the Plan are immediately fully vested.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have one only loan outstanding at a time. Participant notes receivable are valued at amortized cost which approximates fair value.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must begin to receive a minimum required distribution ("MRD") no later than April 1 following the year in which they attain age 70 ½, even if the participant is still working. In 2009 there were no MRD withdrawals required.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested account balance. Should a participant's account balance exceed $1,000, the participant may elect a lump sum distribution, rollover the balance to another qualified plan or Individual Retirement Account, or have the account balance remain in the Plan, or a combination of these choices.

Payment of Benefits

Benefits are recorded when paid

Plan Administration

Separated employees pay an annual record keeping fee if the choose to maintain their account with the Plan. All other administrative costs of the Plan are paid by the Company.

.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year-end. The investments are using NAV as a practical expedient for fair value. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

Recently Adopted Accounting Pronouncement

The Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, *Fair Value Measurement And Disclosures,* (ASC 820) as of January 1, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. Other than new disclosure, there was no impact to the financial statements upon adoption of ASC 820.

In accordance with ASC 820, recurring financial assets and liabilities have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

> Level 1 – Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.
>
> Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full term of the asset or liability.
>
> Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions and judgments when pricing the asset or liability.

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$11,054,893	$ -	$ -
Technitrol, Inc. Common Stock	469,678	-	-
	$11,524,571	$ -	$ -

(3) Investments

At December 31, 2009 and 2008, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2009	2008
Fidelity Retirement Money Market Portfolio	$1,524,465	$1,353,633
Fidelity Freedom 2010 Fund	594,622	541,318
Fidelity Freedom 2020 Fund	879,490	768,290
Fidelity Freedom 2030 Fund	788,978	617,613
Fidelity Blue Chip Growth Fund	1,175,338	851,898
Fidelity Diversified International Fund	822,285	698,450
Fidelity Low-Priced Stock Fund	1,135,377	972,794
Fidelity Spartan U. S. Equity Index Fund	744,957	595,474
Fidelity Large Cap Value Fund	760,476	665,297
American Funds Fundamental Investors Fund Class R5	768,605	629,946

During 2009 and 2008, the Plan's investments appreciated by $2,121,491 and (depreciated) by ($7,006,318), as follows:

	2009	2008
Mutual funds	$2,027,961	$ (4,945,156)
Technitrol, Inc. Common Stock	93,530	(2,061,162)
	$2,121,491	$ (7,006,318)

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2009 and 2008 was $469,678 and $335,836, representing 107,066 shares at December 31, 2009 and 96,303 shares at December 31, 2008.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction. Participants may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) Tax Status

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2009 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$11,776,579
Contribution receivable, including participant loans' accrual	18,780
Net assets available for plan benefits per financial statements	$11,795,359

Contributions per IRS Form 5500	$759,580
Change in total contribution receivable	(20,615)
Total contributions per financial statements	$738,965

(9) **Subsequent Event**

The Plan has evaluated subsequent events for potential recognition and/or disclosure through June 25, 2010, the date the financial statements were issued. There were no subsequent events required to be recognized or disclosed.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Investment	Description	Current Value
Fidelity Retirement Money Market Portfolio*	Mutual Fund	$ 1,524,465
Fidelity Freedom 2000 Fund*	Mutual Fund	124,211
Fidelity Freedom 2010 Fund*	Mutual Fund	594,622
Fidelity Freedom 2015 Fund*	Mutual Fund	175,907
Fidelity Freedom 2020 Fund*	Mutual Fund	879,490
Fidelity Freedom 2025 Fund*	Mutual Fund	57,149
Fidelity Freedom 2030 Fund*	Mutual Fund	788,978
Fidelity Freedom 2035 Fund*	Mutual Fund	43,506
Fidelity Freedom 2040 Fund*	Mutual Fund	225,234
Fidelity Freedom 2045 Fund*	Mutual Fund	29,599
Fidelity Freedom 2050 Fund*	Mutual Fund	15,616
Fidelity Freedom Income Fund*	Mutual Fund	113,956
Fidelity Blue Chip Growth Fund*	Mutual Fund	1,175,338
Fidelity Low-Priced Stock Fund*	Mutual Fund	1,135,377
Fidelity Spartan U.S. Equity Index Fund*	Mutual Fund	744,957
Fidelity Large Cap Value Fund*	Mutual Fund	760,476
Fidelity Diversified International Fund*	Mutual Fund	822,285
Technitrol, Inc. Common Stock*	Common Stock 107,066 shares	469,678
Vanguard Small-Cap Index Fund	Mutual Fund	540,329
Vanguard Total Bond Market	Mutual Fund	534,793
American Funds Fundamental Investors Fund Class R5	Mutual Fund	768,605
Total investments		$11,524,571

*Fidelity Management Trust Company and Technitrol, Inc. are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)



Date: June 25, 2010

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors of Technitrol, Inc.
Technitrol, Inc. 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 33-35334) on Form S-8 of Technitrol, Inc. of our report dated June 25, 2010 with respect to the statements of net assets available for plan benefits of Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, PA
June 25, 2010